UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)*

AuthenTec, Inc.
(Name of Issuer)

Common Stock, par value $0.01
(Title of Class of Securities)

052660107
(CUSIP Number)

Sarah Lafaye
Sofinnova Partners
17 rue de Surene
75008 Paris
France
(+33) 1 53 05 41 13
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 21, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 052660107	Page 2 of 8

1.	Name of Reporting Persons Sofinnova Capital IV FCPR (“SC IV”) EIN: 98-0336083
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	Source of Funds (see instructions) 00
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization France
Number of Shares Beneficially Owned by Each Reporting Person With	7.
Sole Voting Power

4,884,679 shares, except that Sofinnova Partners SAS, a French corporation (“SP SAS”), the management company of SC IV, may be deemed to have sole voting power, and Denis Lucquin (“Lucquin”), Antoine Papiernik (“Papiernik”), and Monique Saulnier (“Saulnier”), the managing partners of SP SAS, may be deemed to have shared power to vote these shares.

	8.	Shared Voting Power See row 7.
	9.
Sole Dispositive Power

4,884,679 shares, except that SP SAS, the management company of SC IV, may be deemed to have sole power to dispose of these shares, and Lucquin, Papiernik, and Saulnier, the managing partners of SP SAS, may be deemed to have shared power to dispose of these shares.

	10.	Shared Dispositive Power See row 9.
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,884,679
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 11.15% (1)
14.	Type of Reporting Person (see instructions) 00
(1)  Based on 43,806,558 shares of AuthenTec, Inc. common stock issued and outstanding, which is the number of shares of common stock outstanding as of August 9, 2011, as disclosed by AuthenTec, Inc. in its Form 10-Q filed with the Securities and Exchange Commission (“SEC”) on August 9, 2010.

CUSIP No. 052660107	Page 3 of 8

1.	Name of Reporting Persons Sofinnova Partners SAS, a French corporation (“SP SAS”)
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	Source of Funds (see instructions) 00
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization France
Number of Shares Beneficially Owned by Each Reporting Person With	7.
Sole Voting Power

4,884,679 shares, all of which are owned directly by SC IV.  SP SAS, the management company of SC IV, may be deemed to have sole voting power, and Lucquin, Papiernik, and Saulnier, the managing partners of SP SAS, may be deemed to have shared power to vote these shares.

	8.	Shared Voting Power See row 7.
	9.
Sole Dispositive Power

4,884,679 shares, except that SP SAS, the management company of SC IV, may be deemed to have sole power to dispose of these shares, and Lucquin, Papiernik, and Saulnier, the managing partners of SP SAS, may be deemed to have shared power to dispose of these shares.

	10.	Shared Dispositive Power See row 9.
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,884,679
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 11.15% (1)
14.	Type of Reporting Person (see instructions) 00
(1)  Based on 43,806,558 shares of AuthenTec, Inc. common stock issued and outstanding, which is the number of shares of common stock outstanding as of August 9, 2011, as disclosed by AuthenTec, Inc. in its Form 10-Q filed with the SEC on August 9, 2010.

CUSIP No. 052660107	Page 4 of 8

1.	Name of Reporting Persons Denis Lucquin (“Lucquin”)
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	Source of Funds (see instructions) 00
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization French Citizen
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.
Shared Voting Power

4,884,679 shares, all of which are owned directly by SC IV.  SP SAS, the management company of SC IV, may be deemed to have sole voting power, and Lucquin, a managing partner of SP SAS, may be deemed to have shared power to vote these shares.

	9.	Sole Dispositive Power 0
	10.
Shared Dispositive Power

4,884,679 shares, all of which are owned directly by SC IV.  SP SAS, the management company of SC IV, may be deemed to have power to dispose of these shares, and Lucquin, a managing partner of SP SAS, may be deemed to have shared power to dispose of these shares.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,884,679
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 11.15% (1)
14.	Type of Reporting Person (see instructions) IN
(1)  Based on 43,806,558 shares of AuthenTec, Inc. common stock issued and outstanding, which is the number of shares of common stock outstanding as of August 9, 2011, as disclosed by AuthenTec, Inc. in its Form 10-Q filed with the SEC on August 9, 2010.

CUSIP No. 052660107	Page 5 of 8

1.	Name of Reporting Persons Antoine Papiernik (“Papiernik”)
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	Source of Funds (see instructions) 00
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization French Citizen
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.
Shared Voting Power

4,884,679 shares, all of which are owned directly by SC IV.  SP SAS, the management company of SC IV, may be deemed to have sole voting power, and Papiernik, a managing partner of SP SAS, may be deemed to have shared power to vote these shares.

	9.	Sole Dispositive Power 0
	10.
Shared Dispositive Power

4,884,679 shares, all of which are owned directly by SC IV.  SP SAS, the management company of SC IV, may be deemed to have power to dispose of these shares, and Papiernik, a managing partner of SP SAS, may be deemed to have shared power to dispose of these shares.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,884,679
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 11.15% (1)
14.	Type of Reporting Person (see instructions) IN
(1)  Based on 43,806,558 shares of AuthenTec, Inc. common stock issued and outstanding, which is the number of shares of common stock outstanding as of August 9, 2011, as disclosed by AuthenTec, Inc. in its Form 10-Q filed with the SEC on August 9, 2010.

CUSIP No. 052660107	Page 6 of 8

1.	Name of Reporting Persons Monique Saulnier (“Saulnier”)
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	Source of Funds (see instructions) 00
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization French Citizen
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.
Shared Voting Power

4,884,679 shares, all of which are owned directly by SC IV.  SP SAS, the management company of SC IV, may be deemed to have sole voting power, and Saulnier , a managing partner of SP SAS, may be deemed to have shared power to vote these shares.

	9.	Sole Dispositive Power 0
	10.
Shared Dispositive Power

4,884,679 shares, all of which are owned directly by SC IV.  SP SAS, the management company of SC IV, may be deemed to have power to dispose of these shares, and Saulnier , a managing partner of SP SAS, may be deemed to have shared power to dispose of these shares.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,884,679
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 11.15% (1)
14.	Type of Reporting Person (see instructions) IN
(1)  Based on 43,806,558 shares of AuthenTec, Inc. common stock issued and outstanding, which is the number of shares of common stock outstanding as of August 9, 2011, as disclosed by AuthenTec, Inc. in its Form 10-Q filed with the SEC on August 9, 2010.

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Schedule 13D (the “Schedule 13D”) filed with the Securities and Exchange Commission (the “SEC”) by Sofinnova Capital IV FCPR (“SC IV”), Sofinnova Partners SAS, a French corporation (“SP SAS”), and Denis Lucquin (“Lucquin”), Antoine Papiernik (“Papiernik”), and Monique Saulnier (“Saulnier”), the managing partners of SP SAS (collectively, the “Listed Persons” and together with SC IV and SP SAS, the “Filing Persons”) on October 7, 2010, as amended by Amendment No. 1 to Schedule 13D filed by the Filing Persons on April 28, 2011.  Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Schedule 13D.  Capitalized terms used herein shall have the meanings ascribed to them in the Schedule 13D.

Item 5.                 Interest in Securities of the Issuer.

Item 5 is hereby amended by deleting it in its entirety and replacing it with the following:

(a)           See Rows 11 and 13 of the cover page for each of the Filing Persons.  The Filing Persons disclaim beneficial ownership with respect to these shares except to the extent of their pecuniary interest therein.

(b)           See Rows 7, 8, 9, and 10 for each Filing Person.

(c)           SC IV sold shares of Common Stock, par value $0.01 per share, of AuthenTec, Inc. (the “Common Stock”) within the past 60 days in open market transactions on the following dates at the daily average prices indicated below:

Date	Shares	Per Share Average Price
October 13, 2011	100,000	$3.9796
October 14, 2011	44,100	$3.9258
October 17, 2011	21,800	$3.711
October 18, 2011	103,100	$3.9275
October 19, 2011	29,900	$3.879
October 20, 2011	122,500	$3.9262
October 21, 2011	70,600	$3.9325

(d)           Under certain circumstances set forth in the operating agreement of SC IV, the equity holders of SC IV and SAS, may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the Issuer owned by SC IV.

(e)           Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 25, 2011

SOFINNOVA CAPITAL IV FCPR		SOFINNOVA PARTNERS SAS

By:	Sofinnova Partners SAS	By:	/s/ Denis Lucquin
		Name:	Denis Lucquin
By:	/s/ Denis Lucquin	Title:	Managing Partner
Name:	Denis Lucquin
Title:	Managing Partner

By:	/s/ Denis Lucquin	By:	/s/ Monique Saulnier
Name:	Denis Lucquin	Name:	Monique Saulnier

By:	/s/ Antoine Papiernik
Name:	Antoine Papiernik